The Vantagepoint Funds

777 N. Capitol Street, NE

Washington, D.C. 20002

May 4, 2015

BY EDGAR

Deborah O’Neal-Johnson

Senior Counsel

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	The Vantagepoint Funds

File Nos. 333-60789 and 811-08941

Dear Ms. O’Neal-Johnson:

On behalf of the above-captioned registrant (the “Fund”), enclosed for your information and review are responses to additional follow-up comments from the staff of the Securities and Exchange Commission (the “Commission”) regarding Post-Effective Amendment No. 53 to the Registration Statement on Form N-1A under the Securities Act of 1933 (File No. 333-60789) and Post-Effective Amendment No. 56 to the Registration Statement under the Investment Company Act of 1940 (File No. 811-08941). You provided these additional comments in a telephone call with Mayer Brown LLP, counsel to the Fund, on April 28, 2015 (“Staff Comments”).

Each of the Staff Comments is set forth below and is followed by the Fund’s response.

PROSPECTUS

Credit Default Swaps

1.	Please confirm that if a Fund series sells or intends to write credit default swaps, the full notional value of the credit default swap will be covered in accordance with Section 18 of the Investment Company Act of 1940 (the “1940 Act”).

Response:

A Fund series’ treatment of credit default swaps for purposes of Section 18 is dictated by the Fund’s Derivatives Policies and Procedures, which require all series of the Fund utilizing credit default swaps to “cover” the notional value of, or meet statutory asset coverage requirements for, the credit default swap.

Inflation Focused Fund

2.	Please explain the reason behind the increase in management fees and total annual fund operating expenses for the Inflation Focused Fund and confirm that such fee increase was in compliance with the Fund’s current manager of managers order issued by the Commission (the “Order”).

Ms. O’Neal-Johnson

Securities and Exchange Commission

Response:

The management fees and total annual fund operating expenses for the Inflation Focused Fund were restated to reflect a slight increase in this series’ subadvisory fees due to the addition of a new multi-sector inflation strategy that will be managed by a new subadviser, AllianceBernstein LP, on May 1, 2015. This subadviser addition will result in the Inflation Focused Fund’s management fees increasing from 0.25% to 0.26%.

In accordance with the Fund’s Order, this increase in management fees does not require shareholder approval of the subadvisory agreement with AllianceBernstein LP as the change would not result in an increase in the overall management and advisory fees payable by the Inflation Focused Fund that have been approved by its shareholders (or the “maximum aggregate advisory fee,” which is currently 0.32% for this series).

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Any questions regarding the above responses should be directed to Amy Ward Pershkow at (202) 263-3336. You may also contact me at (202) 962-3491.

Thank you for your attention to this filing.

Very truly yours,

/s/ Christopher Chase
Christopher Chase
Assistant Secretary of The Vantagepoint Funds